UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 20, 2018

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On February 13, 2018, Generation Income Properties, Inc. (the “Company”) announced that its board of directors authorized a $0.10 per share cash dividend for shareholders of record of the Company’s common stock as of January 2, 2018. The Company expects to pay this dividend on or before March 31, 2018. David Sobelman, the President and founder of Generation Income Properties, and owner of approximately 58% of the Company’s common stock outstanding, has waived his dividend for this period.

Preliminary Financing JV Partnership

On February 13, 2018, Generation Income Properties, Inc. (“GIP”), issued a press release announcing that GIP, has entered into a preliminary financing arrangement with affiliates of Oak Street Real Estate Capital, LLC (“Oak Street”).  Oak Street recently closed its fourth fund at $1.25 billion in September 2017 and has agreed to provide up to $15 million of preferred equity capital to a to-be-formed partnership, in joint venture with GIP (the “JV”).  The JV intends to acquire high quality, investment grade net leased commercial real estate.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

15.1	Press release dated February 13, 2018 – Oak Street JV

15.2	Company newsletter dated February 13, 2018

15.3	Press release dated February 19, 2018 – Dividend

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: February 20, 2018	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer